NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

DR. RUI FENG, CEO OF NEW PACIFIC,

DONATES 200,000 SHARES TO BC PARKS FOUNDATION

Vancouver, British Columbia – August 22, 2019 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce that Dr. Rui Feng, CEO and Director of the Company, has donated 200,000 shares of the Company to BC Parks Foundation, a registered non‐profit organization (the “Foundation”).

The Foundation’s mission is to enhance and pass on the legacy of British Columbia’s world class parks by catalyzing support and resources so that they flourish forever. The Foundation’s primary role is to promote and support public interest, engagement and involvement in parks and encourage others to contribute.

Dr. Feng’s donation will help the Foundation to enhance and protect British Columbia’s parks, wildlife, habitat, and ecosystems from pollution and climate change.

About New Pacific

New Pacific is a Canadian exploration and development com pany which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada. New Pacific has Silvercorp Metals Inc. (TSX/NYSE American: SVM) and Pan American Silver Corp. (TSX/NASDAQ: PAAS) as its 28 % and 16.8% shareholders.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633‐1368
Fax: (604) 669‐9387
info@newpacificmetals.com
www.new pacificmetals.com

Neither th e TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) a ccepts responsibility for the adequacy or accuracy of this news release.